EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2017 Results

  A total of 3,541 hotels or 359,530 hotel rooms in operation as of June 30, 2017.
  Net revenues increased 20.1% year-over-year to RMB1,989.2 million (US$293.4 million) 1 for the second quarter of 2017, above the previously-announced guidance without the acquisition of Crystal Orange
  EBITDA (non-GAAP) increased 26.5% year-over-year to RMB703.1 million (US$103.7 million) for the second quarter of 2017, or 47.8% excluding investment gain.
  Net income attributable to China Lodging Group, Limited increased 23.5% year-over-year to RMB389.6 million (US$57.5 million) for the second quarter of 2017, or 67.8% excluding investment gain.
  Basic earnings per ADS2 were RMB5.58 (US$0.82) and diluted earnings per ADS were RMB5.41 (US$0.80) for the second quarter of 2017. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB5.81 (US$0.86) and adjusted diluted earnings per ADS (non-GAAP) were RMB5.63 (US$0.83) for the second quarter of 2017.
  The Company expects the Q3 2017 net revenues growth of 30% to 34% (or 13% to 16% excluding the impact of Crystal Orange) year-over-year ; and revises up the full year 2017 net revenues growth to 23% to 26% (or 12% to 15% excluding the impact of Crystal Orange, from 10% to 13%)

SHANGHAI, China, Aug. 17, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter of 2017 Operational Highlights

  During the second quarter of 2017, China Lodging Group opened 272 hotels, including 72 leased (“leased-and-operated”) hotels and 200 manachised (“franchised-and-managed”) hotels and franchised hotels. These newly-opened hotels included 140 hotels (69 leased and 71 manachised and franchised hotels) from Crystal Orange Hotel Holdings Limited ("Crystal Orange")3. The Company closed 6 leased hotels and 61 manachised and franchised hotels during the quarter.

  The Company closed a total of 89 hotels during the first half of 2017, mainly due to:
  a)  As part of the Company’s strategic focus to upgrade the products and services qualities, the Company removed 31 of the manachised and franchised hotels from the Company’s network for incompliances with the brand and operating standards. These hotels mainly related to HanTing, Elan and Starway brand. By removing hotels with lower qualities, the Company is able to provide products with better qualities and consistent customer experiences, which will help enhance both the brands and profitability.
  b)  We also closed 28 hotels due to property related issues including rezoning and returning of military-owned properties and expiry of leases.
  c)  30 hotels located mainly in selected 3rd or lower tier cities were closed due to operating losses. These loss making hotels were primarily under HanTing, Elan and Hi Inn brands with average RevPAR lower than RMB90 and therefore, the financial impact to the Company’s financial is not significant.

  As of June 30, 2017, the Company had 686 leased and owned hotels, 2,654 manachised hotels, and 201 franchised hotels in operation in 369 cities. The number of hotel rooms in operation totaled 359,530, an increase of 14.2% from a year ago. As of June 30, 2017, the Company had a total number of 612 hotels contracted or under construction, including 30 leased hotels and 582 manachised and franchised hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB199 in the second quarter of 2017, compared with RMB184 in the second quarter of 2016 and RMB182 in the previous quarter. The year-over-year increase of 7.9% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of midscale and upscale hotels with higher ADR in the Company’s brand mix. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 90.1% in the second quarter of 2017, compared with 85.2% in the second quarter of 2016 and 83.9% in the previous quarter. The year-over-year increase of 4.9-percentage points due to improved performance across all brands as driven by strong travel demand and increasing popularity of the Company’s brands. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB179 in the second quarter of 2017, compared with RMB157 in the second quarter of 2016 and RMB152 in the previous quarter. The year-over-year increase of 14.0% was attributable to both higher ADR and occupancy. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB175 for the second quarter of 2017, representing an 8.3% increase from RMB162 for the second quarter of 2016, with a 3.0% increase in ADR and a 4.5-percentage-point increase in occupancy rate. The midscale and upscale hotels registered a 9.9% same-hotel RevPAR improvement, driven by a 6.1% increase in ADR and a 3.1-percentage-point increase in occupancy rate. The economy hotels also registered a 7.7% same-hotel RevPAR improvement, driven by a 2.2% increase in ADR and a 4.8-percentage-point increase in occupancy rate.

  As of June 30, 2017, the Company’s loyalty program had approximately 88 million members, who contributed approximately 76% of room nights sold during the second quarter of 2017. In the second quarter of 2017, approximately 87% of room nights were sold through the Company’s own channels. The strong leisure travel demands as well as the expansion of our newly launched midscale brands attract increasing bookings from third party channels.

“Thanks to the better-than-expected hotel performance, our various efforts to improve the quality of our economic hotels, and midscale and upscale expansion strategy, we have once again achieved a historically high year-over-year growth in our same hotel RevPAR. “We are confident that the consumption upgrade in China will continue to feed into the growing demand for mid-and up- scale hotels. Midscale and upscale hotel rooms contribute 24% and 57% of our hotels in operation and in pipeline, respectively. We are well positioned to capture growth opportunity in consumption upgrade, and look forward to creating more value for our shareholders.” said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“As of May 25, 2017, we closed the acquisition of Crystal Orange, which further strengthens our leading position in the midscale hotel segment and also enriches our talent pool. The integration process on the reservation platform and operations have been progressing as planned.  Mr. Wu Hai, the founder and CEO of Crystal Orange added to his responsibilities the role of Executive Vice President of High-End Product Innovation in Huazhu. He will be responsible for the brand strategy and promotion, product design and development for our high-end brands,” Ms. Zhang added.

Second Quarter of 2017 Financial Results

(RMB in thousands)	Q2 2016	Q1 2017	Q2 2017
Revenues:
Leased and owned hotels	1,329,736	1,223,476	1,543,117
Manachised and franchised hotels	351,831	361,362	435,552
Others	8,994	8,268	10,512
Total revenues	1,690,561	1,593,106	1,989,181
Less: business tax and related taxes	(33,642)	-	-
Net revenues	1,656,919	1,593,106	1,989,181
Net revenues from leased and owned hotels	1,303,274	1,223,476	1,543,117
Net revenues from manachised and franchised hotels	344,830	361,362	435,552
Others	8,815	8,268	10,512
Note: Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. For comparison purpose, the business tax and related taxes in Q2 2016 are reallocated to reflect net revenues for each business.

Net revenues for the second quarter of 2017 were RMB1,989.2 million (US$293.4 million), representing a 20.1% year-over-year increase and a 24.9% sequential increase. The year-over-year increase was primarily due to the Company’s hotel network expansion, improved blended RevPAR and the acquisition of Crystal Orange. Since the acquisition completion date May 25 until June 30, 2017, the net revenues consolidated from Crystal Orange were RMB119.1 million, contributing 7.2 percentage points to the year-over-year net revenues growth.

Net revenues from leased and owned hotels for the second quarter of 2017 were RMB1,543.1 million (US$227.6 million), representing an 18.4% year-over-year increase and a 26.1% sequential increase.

Net revenues from manachised and franchised hotels for the second quarter of 2017 were RMB435.6 million (US$64.2 million), representing a 26.3% year-over-year increase and a 20.5% sequential increase. Net revenues from manachised and franchised hotels accounted for 21.9% of the Company’s net revenues in the second quarter of 2017, up from 20.8% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from HuaZhu mall and the provision of IT products and services to outside customers, totaling RMB10.5 million (US$1.6 million) in the second quarter of 2017.

(RMB in thousands)	Q2 2016	Q1 2017	Q2 2017
Operating costs and expenses:
Hotel operating costs	1,217,412	1,198,962	1,348,270
Other operating costs	3,029	1,933	3,739
Selling and marketing expenses	36,064	34,268	45,262
General and administrative expenses	118,868	165,343	135,689
Pre-opening expenses	13,371	24,112	43,134
Total operating costs and expenses	1,388,744	1,424,618	1,576,094

Hotel operating costs for the second quarter of 2017 were RMB1,348.3 million (US$198.9 million), compared to RMB1,217.4 million in the second quarter of 2016 and RMB1,199.0 million in the previous quarter, representing a 10.7% year-over-year increase and a 12.5% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2017 were RMB1,343.8 million (US$198.2 million), representing 67.6% of net revenues, compared to 73.3% for the second quarter in 2016 and 75.0% for the previous quarter. The year-over-year and  decrease in the percentage was mainly attributable to the improved blended RevPAR and increased portion of manachised-and-franchised revenue. The sequential decrease was mainly due to seasonality.

Selling and marketing expenses for the second quarter of 2017 were RMB45.3 million (US$6.7 million), compared to RMB36.1 million in the second quarter of 2016 and RMB34.3 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2017 were RMB44.9 million (US$6.6 million), or 2.3% of net revenues, compared to 2.2% for the second quarter of 2016 and for the previous quarter.

General and administrative expenses for the second quarter of 2017 were RMB135.7 million (US$20.0 million), compared to RMB118.9 million in the second quarter of 2016 and RMB165.3 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2017 were RMB124.5 million (US$18.4 million), representing 6.2% of net revenues, compared with 6.4% of net revenues in the second quarter of 2016 and 9.7% in the previous quarter. The sequential decrease was mainly due to one-off Crystal Orange acquisition transaction costs amounting to RMB45.2 million in the previous quarter.

Pre-opening expenses for the second quarter of 2017 were RMB43.1 million (US$6.4 million), representing a 222.6% year-over-year increase and a 78.9% sequential increase. The year-over-year and sequential increases in percentage were mainly due to more midscale or upscale leased hotels were under construction in the second quarter of 2017.

Income from operations for the second quarter of 2017 was RMB442.7 million (US$65.3 million), compared to RMB263.4 million in the second quarter of 2016 and RMB167.3 million in the previous quarter. The operating margin, defined as income from operations as percentage of net revenues, for the second quarter of 2017 was 22.3%, compared with 15.9% in the second quarter of 2016 and 10.5% in the previous quarter. The improved year-over-year operating margin was mainly attributable to the improved blended RevPAR.

Net income attributable to China Lodging Group, Limited for the second quarter of 2017 was RMB389.6 million (US$57.5 million), as 19.6% of net revenues, compared to RMB315.5 million, as 19.0% of net revenues in the second quarter of 2016 and RMB148.1 million, as 9.3% of net revenues in the previous quarter. This demonstrated a 23.5% year-over-year increase and a 163.1% sequential increase. The year-over-year and sequential increases were mainly attributable to the Company’s expanded hotel network, the improved blended RevPAR, and the acquisition of Crystal Orange. The net income in the second quarter of 2017 included an investment gain of RMB37.8 million, compared to RMB105.8 million during the same period in 2016. Excluding the investment gains, the increase would have been higher at 67.8% year-over-year.

Basic and diluted earnings per share/ADS. For the second quarter of 2017, basic earnings per share were RMB1.40 (US$0.21) and diluted earnings per share were RMB1.35 (US$0.20); basic earnings per ADS were RMB5.58 (US$0.82) and diluted earnings per ADS were RMB5.41 (US$0.80). For the second quarter of 2017, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.45 (US$0.21) and adjusted diluted earnings per share (non-GAAP) were RMB1.41 (US$0.21); adjusted basic earnings per ADS (non-GAAP) were RMB5.81 (US$0.86) and adjusted diluted earnings per ADS (non-GAAP) were RMB5.63 (US$0.83).

EBITDA (non-GAAP) for the second quarter of 2017 was RMB703.1 million (US$103.7 million), as 35.3% of net revenues, compared with RMB556.0 million, as 33.6% of net revenues in the second quarter of 2016 and RMB357.7 million, as 22.5% of net revenues in the previous quarter. This demonstrated a 26.5% year-over-year increase and a 96.6% sequential increase. Excluding the investment gains, the increase would have been higher at 47.8% year-over-year.

Cash flow. Operating cash inflow for the second quarter of 2017 was RMB806.0 million (US$118.9 million). Investing cash outflow for the second quarter of 2017 was RMB3,728.4 million (US$550.0 million).

Cash and cash equivalents and Restricted cash. As of June 30, 2017, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3,447.9 million (US$508.6 million).

Debt financing. As of June 30, 2017, the Company had a total loan balance of RMB3,820.8 million (US$563.6 million), including a syndicated loan of US$500 million for the acquisition of Crystal Orange, which was drawn down in May 2017.

Guidance
For the third quarter of 2017, the Company expects net revenues to grow 30% to 34% year-over-year. For the full year of 2017, the Company raises its net revenues growth range to 23% to 26%, given the consolidation of Crystal Orange and better-than-expected performance. Excluding the impact of the Crystal Orange acquisition, the net revenues is expected to grow 13%-16% and 12%-15% for the third quarter and the full year of 2017, respectively, up from the previous guidance of 10%-13% for the full year of 2017.

Considering the interest expense and amortization of intangible assets related to the acquisition, the financial impact from Crystal Orange is expected to be negligible in 2017, and will start to contribute to the bottom line in 2018.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 7 a.m. ET, Thursday, August 17, 2017 (or 7 p.m. on Thursday, August 17, 2017 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 5760 9181.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 24, 2017. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 5760 9181.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses;; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; and adjusted EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of June 30, 2017, the Company had 3,541 hotels or 359,530 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2017, China Lodging Group operates 24 percent of its hotel rooms under lease and ownership model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

______________

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7793 on June 30, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

3 As of June 30, 2017, the Company is still in the process of evaluating the purchase price allocation for Crystal Orange. Hence, the financial results for the second quarter of 2017 is based on the preliminary numbers and are subject to change upon finalization.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	June 30, 2017
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	3,235,007	2,980,375	439,629
Restricted cash	500	467,500	68,960
Accounts receivable, net	141,649	163,737	24,152
Loan receivables	22,410	65,885	9,719
Amounts due from related parties	98,453	124,301	18,335
Prepaid rent	446,127	502,447	74,115
Inventories	21,606	33,239	4,903
Other current assets	208,929	240,112	35,418
Total current assets	4,174,681	4,577,596	675,231

Property and equipment, net	3,710,468	4,462,948	658,320
Intangible assets, net	342,694	1,806,383	266,456
Land use rights	145,521	142,826	21,068
Long-term investments	1,064,321	1,282,714	189,210
Goodwill	171,504	2,136,710	315,181
Loan receivables	7,269	6,856	1,011
Other assets	200,492	345,655	50,988
Deferred tax assets	176,414	241,795	35,667
Total assets	9,993,364	15,003,483	2,213,132

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	162,586	23,983
Long-term debt, current portion	-	135	20
Accounts payable	584,731	600,330	88,553
Amounts due to related parties	11,058	9,606	1,417
Salary and welfare payables	274,259	246,335	36,336
Deferred revenue	749,793	799,238	117,894
Accrued expenses and other current liabilities	895,837	1,065,785	157,212
Income tax payable	152,112	195,137	28,784
Total current liabilities	2,966,081	3,079,152	454,199

Long-term debt	-	3,658,041	539,590
Deferred rent	1,023,843	1,242,292	183,248
Deferred revenue	166,963	167,241	24,669
Other long-term liabilities	323,991	350,273	51,668
Deferred tax liabilities	96,329	458,760	67,671
Total liabilities	4,577,207	8,955,759	1,321,045

Equity:
Ordinary shares	204	204	30
Treasury shares	(107,331)	(107,331)	(15,832)
Additional paid-in capital	3,699,056	3,753,504	553,671
Retained earnings	1,812,174	2,349,896	346,628
Accumulated other comprehensive income (loss)	(4,503)	32,743	4,830
Total China Lodging Group, Limited shareholders' equity	5,399,600	6,029,016	889,327
Noncontrolling interest	16,557	18,708	2,760
Total equity	5,416,157	6,047,724	892,087
Total liabilities and equity	9,993,364	15,003,483	2,213,132

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,329,736	1,223,476	1,543,117	227,622
Manachised and franchised hotels	351,831	361,362	435,552	64,247
Others	8,994	8,268	10,512	1,551
Total revenues	1,690,561	1,593,106	1,989,181	293,420
Less: business tax and related taxes	(33,642)	-	-	-
Net revenues	1,656,919	1,593,106	1,989,181	293,420
Operating costs and expenses:
Hotel operating costs:
Rents	(473,549)	(463,138)	(502,353)	(74,101)
Utilities	(66,730)	(101,850)	(69,942)	(10,317)
Personnel costs	(275,206)	(280,316)	(329,025)	(48,534)
Depreciation and amortization	(170,688)	(169,567)	(185,419)	(27,351)
Consumables, food and beverage	(129,792)	(108,602)	(137,139)	(20,229)
Others	(101,447)	(75,489)	(124,392)	(18,349)
Total hotel operating costs	(1,217,412)	(1,198,962)	(1,348,270)	(198,881)
Other operating costs	(3,029)	(1,933)	(3,739)	(551)
Selling and marketing expenses	(36,064)	(34,268)	(45,262)	(6,676)
General and administrative expenses	(118,868)	(165,343)	(135,689)	(20,015)
Pre-opening expenses	(13,371)	(24,112)	(43,134)	(6,363)
Total operating costs and expenses	(1,388,744)	(1,424,618)	(1,576,094)	(232,486)
Other operating income (expense), net	(4,787)	(1,145)	29,619	4,369
Income from operations	263,388	167,343	442,706	65,303
Interest income	15,472	18,332	21,792	3,214
Interest expense	(3,541)	(2,358)	(15,870)	(2,341)
Other income, net	109,724	27,049	74,312	10,962
Foreign exchange gain (loss)	5,926	(5,378)	(4,577)	(675)
Income before income taxes	390,969	204,988	518,363	76,463
Income tax expense	(77,457)	(52,343)	(130,183)	(19,203)
Loss from equity method investments	(3,146)	(4,654)	(978)	(144)
Net income	310,366	147,991	387,202	57,116
Less: net loss attributable to noncontrolling interest	5,134	92	2,437	359
Net income attributable to China Lodging Group, Limited	315,500	148,083	389,639	57,475

Other comprehensive income
Unrealized securities holding gains (losses), net of tax	4,064	8,736	(13,511)	(1,993)
Reclassification of gains realized to net income, net of tax	(55,018)	(3,737)	(1,545)	(228)
Foreign currency translation adjustments, net of tax	(6,003)	1,113	46,190	6,813
Comprehensive income	253,409	154,103	418,336	61,708
Comprehensive loss attributable to noncontrolling interest	5,134	92	2,437	359
Comprehensive income attributable to China Lodging Group, Limited	258,543	154,195	420,773	62,067

Earnings per share:
Basic	1.14	0.53	1.40	0.21
Diluted	1.11	0.52	1.35	0.20

Earnings per ADS:
Basic	4.56	2.13	5.58	0.82
Diluted	4.44	2.06	5.41	0.80

Weighted average number of shares used in computation:
Basic	276,496	278,472	279,101	279,101
Diluted	284,009	287,313	288,316	288,316

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	310,366	147,991	387,202	57,116
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	16,232	15,799	16,021	2,363
Depreciation and amortization	174,952	173,204	189,210	27,910
Deferred taxes	(3,789)	2,955	(916)	(135)
Bad debt expenses	97	413	601	89
Deferred rent	22,088	14,837	48,485	7,152
Loss from disposal of property and equipment	6,841	4,291	11,388	1,680
Impairment loss	33,222	-	44,439	6,555
Loss from equity method investments	3,146	4,654	978	144
Investment gain	(105,849)	(27,016)	(37,773)	(5,572)
Excess tax benefit from share-based compensation	(510)	(7,525)	(8,200)	(1,210)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(20,809)	6,174	(4,904)	(723)
Prepaid rent	33,528	(34,897)	3,770	556
Inventories	1,590	(1,748)	(4,697)	(693)
Amounts due from related parties	(3,954)	2,835	(3,553)	(524)
Other current assets	(11,874)	(7,134)	4,362	643
Other assets	410	(21,002)	(14,403)	(2,125)
Accounts payable	23,867	(39,822)	1,432	211
Amounts due to related parties	3,180	(700)	(752)	(111)
Salary and welfare payables	44,827	(104,752)	57,289	8,451
Deferred revenue	54,638	(19,232)	(14,048)	(2,072)
Accrued expenses and other current liabilities	32,597	107,023	35,123	5,181
Income tax payable	34,660	(46,442)	83,089	12,256
Other long-term liabilities	10,648	8,583	11,886	1,753
Net cash provided by operating activities	660,104	178,489	806,029	118,895

Investing activities:
Purchases of property and equipment	(105,747)	(185,116)	(156,840)	(23,135)
Purchases of intangibles	(1,049)	(826)	(247)	(36)
Acquisitions, net of cash received	132,348	(765,023)	(2,980,236)	(439,608)
Proceeds from disposal of subsidiary and branch, net of cash disposed	(20,667)	-	-	-
Purchase of long-term investments	(52,422)	(78,609)	(216,917)	(31,997)
Proceeds from maturity/sale of long-term investments	5,009	38,613	87,593	12,921
Payment for shareholder loan to joint venture	(3,442)	(75,980)	(775)	(114)
Collection of shareholder loan from joint venture	-	-	48,500	7,154
Purchase of short-term investments	(25,400)	-	-	-
Proceeds from maturity/sale of short-term investments	451,616	-	-	-
Payment for the origination of loan receivables	-	(3,400)	(47,000)	(6,933)
Proceeds from collection of loan receivables	-	5,812	4,526	668
Increase in restricted cash	-	-	(467,000)	(68,886)
Net cash provided by (used in) investing activities	380,246	(1,064,529)	(3,728,396)	(549,966)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	990	2,190	4,428	653
Proceeds from short-term debt		1,000	135,488	19,986
Repayment of short-term debt	-	(1,000)	(266,764)	(39,350)
Proceeds from long-term debt	-	-	3,633,174	535,922
Funds advanced from noncontrolling interest holders	-	22,739	13,950	2,058
Repayment of funds advanced from noncontrolling interest holders	(100)	-	(1,677)	(247)
Acquisition of noncontrolling interest	-	(3,750)	-	-
Contribution from noncontrolling interest holders	245	310	6,631	978
Dividends paid to noncontrolling interest holders	(240)	(650)	(1,680)	(248)
Excess tax benefit from share-based compensation	510	7,525	8,200	1,210
Net cash provided by financing activities	1,405	28,364	3,531,750	520,962

Effect of exchange rate changes on cash and cash equivalents	9,837	(1,839)	(4,500)	(666)
Net increase (decrease) in cash and cash equivalents	1,051,592	(859,515)	604,883	89,225
Cash and cash equivalents at the beginning of the period	1,414,760	3,235,007	2,375,492	350,404
Cash and cash equivalents at the end of the period	2,466,352	2,375,492	2,980,375	439,629

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,348,270	67.8%	4,502	0.2%	1,343,768	67.6%
Other operating costs	3,739	0.2%	-	0.0%	3,739	0.2%
Selling and marketing expenses	45,262	2.3%	371	0.0%	44,891	2.3%
General and administrative expenses	135,689	6.8%	11,148	0.6%	124,541	6.2%
Pre-opening expenses	43,134	2.2%	-	0.0%	43,134	2.2%
Total operating costs and expenses	1,576,094	79.3%	16,021	0.8%	1,560,073	78.5%
Income from operations	442,706	22.3%	16,021	0.8%	458,727	23.1%

	Quarter Ended June 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	198,881	67.8%	664	0.2%	198,217	67.6%
Other operating costs	551	0.2%	-	0.0%	551	0.2%
Selling and marketing expenses	6,676	2.3%	55	0.0%	6,621	2.3%
General and administrative expenses	20,015	6.8%	1,644	0.6%	18,371	6.2%
Pre-opening expenses	6,363	2.2%	-	0.0%	6,363	2.2%
Total operating costs and expenses	232,486	79.3%	2,363	0.8%	230,123	78.5%
Income from operations	65,303	22.3%	2,363	0.8%	67,666	23.1%

	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,198,962	75.3%	4,672	0.3%	1,194,290	75.0%
Other operating costs	1,933	0.1%	-	0.0%	1,933	0.1%
Selling and marketing expenses	34,268	2.2%	287	0.0%	33,981	2.2%
General and administrative expenses	165,343	10.4%	10,840	0.7%	154,503	9.7%
Pre-opening expenses	24,112	1.5%	-	0.0%	24,112	1.5%
Total operating costs and expenses	1,424,618	89.5%	15,799	1.0%	1,408,819	88.5%
Income from operations	167,343	10.5%	15,799	1.0%	183,142	11.5%

	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,217,412	73.5%	3,254	0.2%	1,214,158	73.3%
Other operating costs	3,029	0.2%	-	0.0%	3,029	0.2%
Selling and marketing expenses	36,064	2.2%	283	0.0%	35,781	2.2%
General and administrative expenses	118,868	7.2%	12,695	0.8%	106,173	6.4%
Pre-opening expenses	13,371	0.8%	-	0.0%	13,371	0.8%
Total operating costs and expenses	1,388,744	83.9%	16,232	1.0%	1,372,512	82.9%
Income from operations	263,388	15.9%	16,232	1.0%	279,620	16.9%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	315,500	148,083	389,639	57,475
Share-based compensation expenses	16,232	15,799	16,021	2,363
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	331,732	163,882	405,660	59,838

Earnings per share (GAAP)
Basic	1.14	0.53	1.40	0.21
Diluted	1.11	0.52	1.35	0.20

Earnings per ADS (GAAP)
Basic	4.56	2.13	5.58	0.82
Diluted	4.44	2.06	5.41	0.80

Adjusted earnings per share (non-GAAP)
Basic	1.20	0.59	1.45	0.21
Diluted	1.17	0.57	1.41	0.21

Adjusted earnings per ADS (non-GAAP)
Basic	4.80	2.35	5.81	0.86
Diluted	4.67	2.28	5.63	0.83

Weighted average number of shares used in computation
Basic	276,496	278,472	279,101	279,101
Diluted	284,009	287,313	288,316	288,316

	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	315,500	148,083	389,639	57,475
Interest income	(15,472)	(18,332)	(21,792)	(3,214)
Interest expense	3,541	2,358	15,870	2,341
Income tax expense	77,457	52,343	130,183	19,203
Depreciation and amortization	174,952	173,204	189,210	27,910
EBITDA (non-GAAP)	555,978	357,656	703,110	103,715
Share-based Compensation	16,232	15,799	16,021	2,363
Adjusted EBITDA (non-GAAP)	572,210	373,455	719,131	106,078

	China Lodging Group, Limited
Operational Data
	As of
	June 30,	March 31,	June 30,
	2016	2017	2017
Total hotels in operation:	3,114	3,336	3,541
Leased and owned hotels	627	620	686
Manachised hotels	2,306	2,535	2,654
Franchised hotels	181	181	201
Total hotel rooms in operation	314,811	335,900	359,530
Leased and owned hotels	77,123	78,012	86,232
Manachised hotels	220,456	241,251	253,469
Franchised hotels	17,232	16,637	19,829
Number of cities	357	369	369

	For the quarter ended
	June 30,	March 31,	June 30,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	86.7%	85.0%	90.8%
Manachised hotels	85.5%	84.6%	90.8%
Franchised hotels	70.6%	65.6%	74.4%
Blended	85.2%	83.9%	90.1%
Average daily room rate (in RMB)
Leased and owned hotels	210	204	232
Manachised hotels	175	174	188
Franchised hotels	181	180	203
Blended	184	182	199
RevPAR (in RMB)
Leased and owned hotels	182	174	211
Manachised hotels	150	147	171
Franchised hotels	128	118	151
Blended	157	152	179

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2016	2017
Total	2,513	2,513
Leased hotels	577	577
Manachised and franchised hotels	1,936	1,936
Occupancy rate (as a percentage)	88.1%	92.6%
Average daily room rate (in RMB)	183	189
RevPAR (in RMB)	162	175

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy change	June 30,		yoy change	June 30,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,250	2,250	148	160	7.7%	168	172	2.2%	88%	93%	4.8%
Leased hotels	498	498	156	170	8.5%	180	184	2.7%	87%	92%	4.9%
Manachised and franchised hotels	1,752	1,752	146	156	7.5%	164	167	2.1%	89%	94%	4.7%
Midscale and upscale hotels	263	263	247	272	9.9%	288	306	6.1%	86%	89%	3.1%
Leased hotels	79	79	304	332	9.0%	333	357	7.3%	91%	93%	1.4%
Manachised and franchised hotels	184	184	207	230	10.9%	253	267	5.4%	82%	86%	4.2%
Total	2,513	2,513	162	175	8.3%	183	189	3.0%	88%	93%	4.5%

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2017	June 30, 2017
Economy hotels	41	2,893
HanTing Hotel	10	2,213
Leased hotels	(5)	473
Manachised hotels	13	1,736
Franchised hotels	2	4
Hi Inn	8	395
Leased hotels	(1)	35
Manachised hotels	8	314
Franchised hotels	1	46
Elan Hotel	7	195
Manachised hotels	11	162
Franchised hotels	(4)	33
ibis Hotel	6	80
Leased hotels	1	15
Manachised hotels	6	18
Franchised hotels	(1)	47
Orange Hotel	10	10
Leased hotels	8	8
Manachised hotels	1	1
Franchised hotels	1	1
Midscale and upscale hotels	164	648
JI Hotel	23	327
Leased hotels	1	85
Manachised hotels	22	239
Franchised hotels	-	3
Starway Hotel	7	148
Leased hotels	-	2
Manachised hotels	11	112
Franchised hotels	(4)	34
Joya Hotel	-	6
Leased hotels	-	3
Manachised hotels	-	3
Manxin Hotels & Resorts	1	4
Leased hotels	1	1
Manachised hotels	-	2
Franchised hotels	-	1
ibis Styles Hotel	-	10
Manachised hotels	-	6
Franchised hotels		4
Mercure Hotel	2	18
Leased hotels	-	2
Manachised hotels	2	15
Franchised hotels	-	1
Novotel Hotel	-	2
Manachised hotels	-	1
Franchised hotels	-	1
Grand Mercure	1	3
Leased hotels	-	1
Franchised hotels	1	2
Orange Select	90	90
Leased hotels	42	42
Manachised hotels	32	32
Franchised hotels	16	16
Crystal Orange	40	40
Leased hotels	19	19
Manachised hotels	13	13
Franchised hotels	8	8
Total	205	3,541

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